FEE WAIVER AGREEMENT

GPS FUNDS II

AGREEMENT made effective as of the 13th day of December, 2012, by and between GPS Funds II, a Delaware statutory trust (the “Trust), on behalf the GuidePath Altegris Multi-Strategy Alternative Allocation Fund (the “Fund”), and Genworth Financial Wealth Management, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with the Trust, on behalf of the Fund, pursuant to which the Advisor provides, or arranges for the provision of, investment advisory services to the Fund, and for which the Advisor is paid a fee of 0.15% of the average daily net assets of the Fund; and

WHEREAS, the Advisor has entered into an Administrative Services Agreement with the Trust, on behalf of the Fund, pursuant to which the Advisor provides certain administrative services to the Service Shares class of the Fund (the “Administrative Services Agreement”), and for which the Advisor is paid a fee of 0.25% of the average daily net assets of the Service Shares class of the Fund; and

WHEREAS, the Trust and the Advisor are parties to an agreement pertaining to expense limitation for the Fund effective March 18, 2011, as amended on September 1, 2012 (the “Amended Expense Limitation Agreement”); and

WHEREAS, the Advisor has previously agreed to waive all fees payable by the Fund to the Advisor pursuant to the Advisory Agreement and the Administrative Services Agreement, effective October 26, 2012; and

WHEREAS, the Trust and the Advisor now wish to enter into this agreement (this “Agreement”) in order to document the agreement between the Advisor and the Trust with respect to the waiver of all fees payable by the Fund to the Advisor pursuant to the Advisory Agreement and the Administrative Services Agreement; and

WHEREAS, nothing in this Agreement shall be deemed to conflict with the Amended Expense Limitation Agreement, which shall remain in full force and effect.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.           FEE WAIVER.

The Advisor hereby agrees to waive all of the fees payable by the Fund to the Advisor pursuant to the Advisory Agreement and the Administrative Services Agreement.

2.           ASSIGNMENT.

This Agreement may not be assigned by the Advisor without the prior consent of the Trust.

3.           DURATION AND TERMINATION.

This Agreement shall remain in effect for an initial period commencing on December 13, 2012, and ending on July 31, 2014, and shall continue in effect from year to year thereafter, unless and until the Agreement is terminated by the Board of Trustees of the Trust.  This Agreement shall automatically terminate upon the termination of the Advisory Agreement or the Administrative Services Agreement.  This Agreement does not supersede or replace any other agreement currently in effect between the Trust and the Advisor.

GPS FUNDS II

By: /s/ Carrie E. Hansen

Name and Title:  Carrie E. Hansen, President

GENWORTH FINANCIAL WEALTH MANAGEMENT, INC.

By: /s/ Gurinder S. Ahluwalia

Name and Title:  Gurinder S. Ahluwalia, President & CEO